March 1, 2007

Mr. Michael Fay

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	The Walt Disney Company
Form 10-K for the fiscal year ended September 30, 2006
File No. 001-11605

Dear Mr. Fay:

This letter responds to the comments contained in your letter dated January 16, 2007 relating to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006. The numbered items below correspond to the numbered comments in your letter with the text in bold repeating the SEC staff’s original comment. For convenience, the terms “Company”, “our” and “we” are used to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

1.	Item 1. Business, page 1

Studio Entertainment, page 15

Theatrical Distribution, page 15

Please tell us the reason(s) for the shift in strategy in moving away from distribution of Touchstone Films. Explain to us in detail your evaluation and basis for your conclusion in regard to impairment of assets associated with Touchstone Films in view of this change in strategy. Also, explain to us your consideration of the effect of this change on the expected useful lives and related depreciation of these assets. Further, tell us the amount of assets in total and by class associated with Touchstone.

Company Response

During 2006, the Company announced a decision to reduce the number of Touchstone Pictures (“Touchstone”)-branded films released each year and focus more heavily on our Disney-branded live action and animated films. This strategic shift in focus does not represent a discontinuation of the use of the Touchstone brand, as we anticipate producing and releasing approximately two to three Touchstone-branded films on an annual basis.

Moreover, Touchstone is not a separate and distinct business operation but a brand used in the marketing and distribution of live-action films that are generally geared toward a more adult audience (e.g. PG-13 rated) than those released under the Disney-brand. Touchstone-branded films are produced and released using the same infrastructure support and the same operating assets (e.g. production facilities, distribution network, etc.) as the Company’s other film brands (e.g. Walt Disney Pictures and Miramax Films). The only significant assets that relate exclusively to Touchstone are capitalized film costs. These costs are accounted for in accordance with SOP 00-2, Accounting by Producers or Distributors of Films (SOP 00-2) on a title by title basis and evaluated for indicators of impairment quarterly. Impairments are determined as the excess of a film’s carrying cost over its fair value based on future estimated cash flows.

At September 30, 2006, Touchstone-branded film costs for films which had previously been released totaled $297 million, and costs for in-process films totaled $190 million. With respect to previously released films, future cash flows are estimable with a relatively high degree of precision, and those estimates were not impacted by the Company’s decision to release fewer Touchstone-branded films in the future. With respect to in-process films, the Company’s change in strategy did not affect its commitment to complete and release these films. The Company continues to monitor all Touchstone film costs for impairment indicators in accordance with SOP 00-2.

2.	Item 1A. Risk Factors, page 20

In regard to the disclosure on page 21 concerning self insurance for wind damage, please disclose the extent to which you are self insured, the amount of third party insurance coverage available and the extent of your exposure to loss.

Company Response

As our risk disclosure points out, our business is subject to a wide variety of uncontrollable risks. Some of these risks (such as wind and other property damage) are covered by insurance but subject to various exclusions, deductibles and policy limits, while others are not covered by any insurance. For each of the risks that are insured, we face exposure for damages above the limits of the policy. We regularly evaluate and adjust our coverage and exposure levels based, among other things, on our view of the likelihood and amount of loss in relation to the cost of obtaining coverage and believe we have obtained appropriate coverage relative to the risk of loss. In the context of our disclosure with respect to potential wind damage, we believed it was useful to provide a qualitative disclosure regarding increased exposure levels and the overall condition of the insurance market. However, given that the increase in exposure related to events which had a low probability of occurrence, we did not believe it would be useful or practical to provide extensive quantitative disclosure. Moreover, we do not believe it is useful to investors to identify at a specific point in time the precise coverage levels with respect to one class of risk, nor would it be practical or helpful to identify coverage levels with respect to all risks. We plan to revise future disclosures to clarify that insurance with respect to all risks is limited, some risks are not covered by insurance and the level of coverage varies from time to time depending on our view of the likelihood of loss in relation to the cost of obtaining coverage.

3.	Item 7. Management’s Discussion and Analysis..., page 31

Business Segment Results – 2006 vs. 2005, page 34

Media Networks, page 35

Revenues, page 35

For the most significant cable and satellite contractual arrangements under negotiation, please disclose the timing of when each is due to expire and the materiality of each to you.

Company Response

We deliver programming to a variety of cable and satellite operators under a number of contracts that are renewed or renegotiated from time to time in the ordinary course of business. No cable or satellite operator accounts for more than 5% of our annual revenues. Moreover, we have a consistent history of renewing these contracts as they expire and do not believe there is currently a risk of a material impact on our revenues as a result of the non-renewal of any single contract. Rather, as our disclosure emphasizes, the salient risk is that over time the rates we receive under these arrangements in the aggregate may not increase at the same pace as in the past. We therefore do not believe it is necessary or useful to provide detailed information with respect to individual cable and satellite operator agreements.

Commencing in fiscal 2004, we began to provide qualitative disclosure with respect to the potential impact to revenues related to the fact that a significant number of our contractual arrangements with cable and satellite operators were either under negotiation or expiring within the next twelve months. Since fiscal 2004, we have successfully entered into long-term arrangements with the majority of these cable and satellite operators which generally extend beyond 2010. At September 30, 2006, our contractual arrangements with two of our more significant cable operators remained under negotiation. As disclosed in Management’s Discussion and Analysis and the notes to our financial statements, in November 2006 we signed a new long-term carriage arrangement with Comcast Corporation, the largest of our cable providers. Although we continue to negotiate with the other cable provider for a new long-term arrangement, we are currently under contract with this provider for certain of our most significant cable properties through 2008. In light of these developments, we will evaluate whether it is necessary to continue to provide the existing disclosure with respect to the negotiations with the one remaining significant cable operator.

4.	Contractual Obligations, Commitments and Off Balance Sheet Arrangements, page 50

Information Technology Outsourcing, page 51

Please disclose the amount incurred under this arrangement for each year a statement of income is presented.

Company Response

In 2005, the Company entered into multiyear outsourcing agreements with two suppliers for a portion of our information technology functions and support services. These agreements cover a five to seven year period with options to extend and provide for payments which are variable based upon usage. In addition, these agreements, which have no minimum contractual commitments, allow the Company to terminate without material contractual penalties.

Upon executing these agreements, we considered the disclosure requirements under SFAS No. 47, Disclosure of Long-Term Obligations (SFAS No. 47). Based on our review we concluded that they did not meet the definition of unconditional purchase obligations as defined in SFAS No. 47. We reached this conclusion based on the fact that these contractual arrangements have no minimum purchase requirements and lack any material contractual penalty in the case of early termination.

Further, for the same reasons, the payments under these outsourcing agreements are not required to be included in the tabular disclosure of Contractual Obligations under Regulation S-K Item 303(a) 5. However, we provided voluntary disclosure of our anticipated spending under these agreements in order to inform investors of the shift in our strategy toward outsourcing a portion of our future information technology needs. We will evaluate the usefulness of continuing this disclosure in future filings.

5.	Notes to Consolidated Financial Statements, page 76

Note 3, Significant Acquisitions and Dispositions and Restructuring and Impairment Charges, page 87

Acquisition of Pixar, page 87

Please tell us and disclose the factors that contributed to a purchase price resulting in the recognition of goodwill pursuant to paragraph 51(b) of FAS 141.

Company Response

As we discussed in the referenced footnote, the Company’s strategic priorities are to create high quality content, expand distribution of this content with leading-edge technologies, and increase its global presence. The Company believes that the creation of high quality feature animation is a key driver of success for all three of these priorities and can be leveraged across many of our businesses. The acquisition of Pixar, which has a proven track record of creating successful animated films, will provide content to support these strategic objectives. Our footnote discussion reflected these general factors which contributed to a purchase price resulting in the recognition of goodwill. From a more detailed perspective, the following factors contributed to a purchase price resulting in the recognition of goodwill:

•

Acquiring a talented, assembled workforce, particularly the creative and technological talents of key senior management and film directors with a successful track record of producing high quality feature animation

•	Securing 100% of the economic results of future films produced by Pixar
•	Obtaining the benefits of leveraging future Pixar created intellectual property across Disney’s diversified revenue streams and portfolio of entertainment assets
•	Improving the results of future films produced by Disney Feature Animation

In light of your comment, we will include these additional factors in our future filings on Form 10-K.

6.

Please tell us the purchase price allocated to (1) each of Pixar’s proprietary technologies Marionette, Ringmaster and Renderman, (2) other aspects of the computer animation process possessed by Pixar exclusive of the preceding technologies cited, and (3) Pixar’s film library, along with your basis for such allocations. In addition, tell us how amounts recognized for these items were classified, whether they are amortizable or not amortizable and why, and the associated lives assigned to them.

Company Response

As disclosed in our fiscal 2006 Form 10-K (footnote 3), the Company allocated the Pixar purchase price to the tangible and identifiable intangible assets acquired and the liabilities assumed based on their fair values (determined primarily through third-party appraisals), which included, among other items, $225 million of buildings and equipment and $538 million of film costs.

Of the $225 million of purchase price allocated to buildings and equipment, $94 million related to Pixar’s proprietary software technologies and other aspects of the computer animation process, which are being amortized over their useful lives ranging from 3 to 10 years. The Renderman technology was valued at $35 million using an income valuation methodology as this is a revenue generating asset that has directly attributable cash flows. The Marionette technology was valued at $45 million using a replacement cost methodology as this is not a revenue generating asset and is intended only for internal use in support of the animation process. The Ringmaster technology is relatively simple and has an immaterial replacement cost; therefore, no value was assigned to this technology. Other aspects of the computer animation process, principally computer hardware, were valued at $14 million, using a replacement cost methodology.

Of the $538 million of purchase price allocated to film costs, approximately $250 million related to Pixar films that were released more than three years prior to the date of acquisition. In accordance with SOP 00-2, these films are considered to be an acquired film library and are being amortized straight-line over 20 years. The remaining film costs consisting of in-process films and films released less than three years prior to the date of acquisition are amortized using the projected revenue method (as defined in footnote 2 of our Form 10-K) over the remainder of the 10 year period from the date of original release. Completed and substantially completed films were valued using an income valuation methodology, and the remaining in-process films were valued using a replacement cost methodology.

7.	ABC Radio Transaction, page 89

Please disclose the carrying amount of assets and liabilities of the business to be distributed and the intended accounting for the distribution.

Company Response

In our financial statements for the quarter ended December 30, 2006 filed on Form 10-Q, we have disclosed the following:

•	the net asset value of the ABC Radio Business
•	we expect to distribute the business to our shareholders through a spin-off, and that there would be no gain or loss upon completion of the spin-off

•	the Company will report the results of the ABC Radio business for the current and prior periods as discontinued operations once the distribution occurs

We will continue to include this disclosure as appropriate in future filings.

8.	Note 5. Euro Disney and Hong Kong Disneyland, page 91

We note the history of losses associated with Euro Disney. In this regard, please explain to us in detail your evaluation and basis for your conclusion in regard to impairment of the assets associated with Euro Disney.

Company Response

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), paragraph 8, we test long-lived assets for recoverability whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Paragraph 8(e) requires a test for recoverability when the use of a long-lived asset (or asset group) results in current-period operating or cash flow losses combined with a history of operating or cash flow losses.

Euro Disney has experienced a history of net losses on a stand-alone basis, which includes the impact of financing costs and intercompany royalty and management fees paid to The Walt Disney Company. SFAS 144 specifies that operating results and cash flows should be measured excluding financing costs. When the impact of financing costs and intercompany royalty and management fees are excluded, Euro Disney is not experiencing operating or cash flow losses and has not experienced a history of such losses. Based on this, and the fact that none of the other triggering events pursuant to paragraph 8 of SFAS 144 exist, an impairment review was not required for the Euro Disney assets in fiscal 2006. In addition, cash flow projections for Euro Disney indicate that the long-lived assets are recoverable.

9.	Note 11. Equity Based Compensation, page 105

Please disclose the change in estimate effected by the change to the binomial method in accordance with paragraph A23 of FAS 123R as appropriate.

Company Response

The impact of the change from the Black-Scholes option pricing model to the binomial valuation model on the fiscal 2006 annual grant was inconsequential, and therefore, disclosure was not deemed necessary.

10.	Please disclose the information in regard to options expected to vest in accordance with paragraph A240(d) of FAS 123R.

Company Response

We will disclose this information in the Company’s future filings of Form 10-K.

11.

Please disclose the basis for the expected term assumption pursuant to paragraph A240(e)(2)(a) of FAS 123R. If the simplified method is no longer used, disclose this, the reason for the change and periods to which methods used apply.

Company Response

As disclosed in our fiscal 2006 Form 10-K (footnote 11), we changed from the Black-Scholes option pricing model to the binomial valuation model beginning with the fiscal 2006 Annual Grant. Under the binomial valuation model, the expected term of stock options is not an input in the calculation of fair value, but rather is an output based on other assumptions including the expected exercise multiple and termination rate. These assumptions are disclosed in footnote 11. We will clarify our disclosure in future filings to include the basis for the expected term assumption for fiscal years where we have valued options using the Black-Scholes model and also indicate that the expected term is not an input assumption for the binomial model.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 560-6977 or Brent A. Woodford, Senior Vice President Planning and Control, at (818) 560-5054 should you wish to discuss the contents of this letter.

Sincerely,

/s/ Thomas O. Staggs

Thomas O. Staggs

Senior Executive Vice President & Chief Financial Officer

cc:	Robert A. Iger, President and Chief Executive Officer
Brent A. Woodford, Senior Vice President, Planning & Control